Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2023

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 17, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 17, 2023	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – May 17, 2023

Aegon’s trading update for the first quarter 2023

Consistent delivery on strategic and financial objectives in a volatile market

•

Operating capital generation before holding funding and operating expenses increases by 5% compared with the first quarter of 2022 to EUR 292 million. This reflects business growth, an improvement in claims experience, and lower expenses

•	The capital ratios of all three main units remain above their respective operating levels; Group Solvency II ratio increases to 210%
•

As a result of the repurchase of shares related to the ongoing EUR 200 million share buyback program, Cash Capital at Holding decreases to EUR 1.4 billion, which is in the upper half of the operating range

•	Continued progress on transformation agenda; on track for the closing of the transaction to combine Aegon’s Dutch businesses with a.s.r. in the second half of 2023
•

Strong sales growth in US Strategic Assets, UK Workplace business, and life insurance businesses in China and Brazil. Sales momentum in Asset Management and UK Retail businesses affected by challenging market conditions

As previously announced, Aegon has adjusted its reporting format to trading updates for the first and third quarters with a focus on selected key performance metrics, including operating capital generation, capital positions, and sales metrics. Aegon will report IFRS results for the first half-year and second half-year to align with a.s.r.’s reporting cycle.

Statement of Lard Friese, CEO

“Aegon has had a good start to the year. We delivered strong commercial growth and advanced our strategic priorities in the first quarter. I am pleased with the headway we are making despite persistent volatility in the financial markets.

We have made good progress with preparations for the closing of the transaction to combine Aegon’s Dutch businesses with a.s.r. Thanks to the commitment and hard work of our colleagues, we remain on course to close the transaction in the second half of this year.

During the first quarter, we continued to reallocate capital to those businesses where we can build leading positions and generate attractive returns. We sold our Protection business in the UK and divested a legacy block of direct marketing business in Asia. At the same time, we strengthened our asset management capabilities through the acquisition of NIBC’s European Collateralized Loan Obligation activities.

We delivered strong sales growth in all of our US Strategic Assets, and in our life insurance businesses in China and Brazil. In the UK Workplace business, we are also gaining traction as a growing number of new customers are entrusting their retirement savings to us. However, commercial momentum in our asset management and UK Retail businesses was affected by reduced investor confidence as a result of the challenging market conditions.

Against a backdrop of persistent volatility in the financial markets, we maintained a strong balance sheet with EUR 1.4 billion Cash Capital at the Holding. The capital positions of all main units remained above their respective operating levels, benefiting from the actions we have taken in the past few years to improve our risk profile. Given our capital strength and our improved operational performance – as underscored by the growth in our operating capital generation – I am confident that we will deliver on our strategic commitments and on our 2023 financial guidance. I look forward to providing an update on our strategic plans and medium-term financial objectives at our Capital Markets Day on June 22, 2023.”

Note: All comparisons in this release are against 1Q 2022, unless stated otherwise.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)

Carolien van der Giessen	Jan Willem Weidema	Audio webcast on aegon.com

+31 (0) 6 1195 3367	+31 (0) 70 344 8028	United States: +1 864 991 4103

gcc@aegon.com	ir@aegon.com	United Kingdom: +44 808 175 1536

The Netherlands: +31 800 745 8377

Passcode: received upon registration

The Hague – May 17, 2023

Strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for all of its stakeholders. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager.

Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core perimeter, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and the global asset manager.

In this press release, Aegon provides an update on the strategic developments and business performance in its four key reporting segments:

•	Americas;
•	United Kingdom;
•	Asset Management; and
•	International.

On October 27, 2022, Aegon announced that it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. In light of that action, Aegon the Netherlands is no longer reported as a separate segment.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by the capital strength reported in this trading update.

2023 Capital Markets Day

On June 22, 2023, Aegon will host a Capital Markets Day to provide an update on its strategy and medium-term financial targets. This will include plans to profitably grow its businesses and maximize the value from Financial Assets, with a focus on Aegon’s largest business unit, Transamerica.

1Q 2023 Trading update - 2

The Hague – May 17, 2023

Business update Americas

Aegon Americas				unaudited

Business update

USD millions	Notes	1Q 2023	1Q 2022%

Individual Solutions		113	94	21
Workplace Solutions		27	21	31
New life sales (recurring plus 1/10 single)		140	114	23

New premium production accident & health insurance		40	54	(27)

Individual Solutions		(1,220)	(2,081)	41
Workplace Solutions		285	(69)	n.m.
Net deposits/(outflows)		(935)	(2,149)	57

Strategic KPIs

Individual Life
New business strain		82	71	16

Retirement Plans Middle-Market
Net deposits/(outflows)		932	288	n.m.
Written sales		2,550	1,273	100

Variable Annuities
Capital generation		(24)	(120)	80
Dynamic hedge effectiveness ratio (%)		97%	97%	-

Long-Term Care
Capital generation		1	51	(98)
NPV of rate increases approved since end-2020		513	368	39

Business update Individual Solutions

In the US Individual Solutions business, Transamerica’s aim is to achieve top-five market positions in term life, whole life final expense, and indexed universal life. In the first quarter, Transamerica made important progress in achieving these objectives.

New life sales

The Individual Solutions business generated new life sales of USD 113 million in the first quarter of 2023. This is an increase of 21% compared with the first quarter of last year, and was supported by all distribution channels. Distribution benefited from a record-high number of WFG agents, revitalized relationships in the brokerage and agent channels, as well as improvements in the underwriting process that led to higher productivity. The increase was driven by higher indexed universal life and term life product sales, while whole life sales remained broadly stable in a competitive market. Transamerica introduced a new indexed universal life product this quarter specifically designed for the brokerage distribution channel, that complements the current product that is successfully marketed through World Financial Group (WFG), with the objective to broaden its distribution reach.

The improved service experience for WFG agents combined with the continued competitiveness of Transamerica’s products led to a market share in the WFG distribution channel of 64% in the first quarter of 2023, compared with 58% a year earlier. WFG further expanded its distribution reach by growing the number of licensed agents to a record level of close to 67,000, an increase of more than ten thousand agents compared with the prior year quarter.

Net deposits

Net outflows for Mutual Funds of USD 21 million improved compared with USD 431 million of net outflows in the first quarter of 2022. The increase in equity markets during the quarter led to a significant reduction in redemptions.

1Q 2023 Trading update - 3

The Hague – May 17, 2023

Net outflows in Variable Annuities amounted to USD 1.0 billion this quarter compared with USD 1.5 billion in the first quarter of 2022, in line with expectations. This is mainly a consequence of lower account values compared with the prior year period as a result of market movements, and outflows related to the lump-sum buyout program for certain variable annuities policies in the first quarter of last year.

Net outflows in the run-off Fixed Annuities book amounted to USD 159 million in the first quarter of 2023 compared with USD 154 million of net outflows in the same quarter last year.

Business update Workplace Solutions

In the US Workplace Solutions business, Transamerica aims to compete as a top-five player in new sales in the Middle-Market segment of Retirement Plans. As in the Individual Solutions business, Transamerica saw good progress during the first quarter in Workplace Solutions.

Middle-Market written sales

Written sales were USD 2.6 billion in the first quarter of 2023, which is an increase of USD 1.3 billion compared with the same quarter of 2022. The main driver of the increase was a pooled plan sale of USD 1.7 billion that included 1,400 individual employer plans.

Net deposits

Retirement Plans net deposits amounted to USD 346 million in the first quarter of 2023, while the same quarter last year saw net outflows of USD 34 million.

Net deposits for the Middle-Market amounted to USD 932 million compared with USD 288 million of net deposits in the first quarter of 2022, which reflects the benefits from strong sales in prior periods and lower withdrawals in this year’s first quarter.

In the first quarter of 2023, the Large-Market segment of Retirement Plans saw net outflows of USD 934 million compared with net outflows of USD 588 million in the first quarter of 2022. A portion of the Large-Market withdrawals were retained in individual retirement accounts (IRAs), which generated USD 349 million of net deposits from asset consolidation and customer retention efforts by the Advice Center in the first quarter of 2023.

New life sales

New life sales in Workplace Solutions increased by 31% compared with the first quarter 2022 to USD 27 million. This USD 7 million increase was equally driven by indexed universal life and term life sales.

New premium production accident & health

For accident & health insurance, new premium production was USD 40 million, a decrease of USD 14 million compared with the prior year’s quarter mainly driven by lower supplemental health product sales.

Business update Financial Assets – in-force management

Financial Assets are blocks of business that are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile.

Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities, and long-term care as Financial Assets.

Variable Annuities

The variable annuity portfolio is a de-risked legacy block that will run off over time. In 2021, Transamerica expanded the dynamic hedge program to cover all guaranteed benefits embedded in variable annuity contracts. In the first quarter of 2023, Transamerica achieved a hedge effectiveness of 97% for this program, continuing its strong track record of hedging these guarantees against financial market risks. The company does remain exposed to the impact of equity markets on variable annuity base contract fees.

1Q 2023 Trading update - 4

The Hague – May 17, 2023

Total capital generation from Variable Annuities was a loss of USD 24 million, as the operating capital generation for this line of business together with better than expected equity market returns were more than offset by losses from fund basis risk.

Long-term care

Transamerica is actively managing its long-term care business, with premium rate increase programs being the primary management actions. The total value of state approvals for premium rate increases achieved since the start of these programs now stands at USD 513 million, with USD 42 million of additional approvals for rate increases obtained in the first quarter of 2023. Transamerica will continue to work with state regulators to get pending and future actuarially justified rate increases approved.

Claims experience for the long-term care business was slightly better than according to expectations in the first quarter of 2023.

1Q 2023 Trading update - 5

The Hague – May 17, 2023

Business update United Kingdom

United Kingdom				unaudited

Business update

GBP millions	Notes	1Q 2023	1Q 2022%

Retail platform		(413)	23	n.m.
Workplace Solutions platform		733	701	5
Total platform business		320	724	(56)
Traditional products		(264)	(268)	2
Total platform and traditional business		56	456	(88)
Institutional		2,786	(303)	n.m.
Total net deposits/(outflows)		2,841	153	n.m.

New life sales (recurring plus 1/10 single)		6	6	(1)

Strategic KPIs

Annualized revenues gained/(lost) on net deposits		(3)	(2)	(53)
Platform expenses / AuA (bps)		23 bps	19 bps

In the United Kingdom, Aegon aims to grow both the Retail and Workplace channels of its platform business. Below is an overview of recent strategic developments and an update on business performance.

Strategic developments

On April 4, 2023, Aegon announced the sale of its UK individual protection book to Royal London. The transaction supports Aegon UK’s strategy to focus on the platform activities. As a consequence of the agreement, the individual protection book has been closed for new business. Aegon UK will initially reinsure the portfolio to Royal London, and will ultimately transfer legal ownership to Royal London through a Part VII transfer in 2024, subject to court approval.

Business update

Net deposits

Net deposits in the Workplace segment of the platform amounted to GBP 733 million, and were higher than the GBP 701 million achieved in the comparable quarter of 2022. This was driven by the onboarding of new schemes and higher net deposits on existing schemes. Aegon UK has launched a new range of sustainability-focused funds to its customers – including those funds offered by Aegon Asset Management – to support growth in the Master Trust Workplace market segment. For Retail, net outflows amounted to GBP 413 million compared with net deposits of GBP 23 million in the comparable period of 2022. This reflects lower gross deposits due to reduced customer activity in the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pensions.

Net outflows in Traditional products amounted to GBP 264 million, as this book gradually runs off. For the Institutional business, net deposits improved significantly to GBP 2.8 billion, driven by the onboarding of a large client. The Institutional business is low-margin and net deposits for this business can be lumpy.

Annualized revenues gained / (lost) on net deposits

Annualized revenues lost on net deposits amounted to GBP 3 million for the quarter, predominantly due to the gradual run-off of the traditional product portfolio, partially offset by revenues gained on net deposits in the Workplace channel.

Platform expenses as a percentage of assets under administration

Platform expenses as a percentage of assets under administration (AuA) amounted to 23 basis points in the first quarter of 2023, and rose compared with the same period of 2022. This was mostly driven by the impact from unfavorable market movements on assets under administration.

1Q 2023 Trading update - 6

The Hague – May 17, 2023

Business update Asset Management

Asset Management				unaudited

Business update

EUR millions	Notes	1Q 2023	1Q 2022%

General Account		(935)	(2,664)	65
Affiliate		483	(1,051)	n.m.
Third Party		(367)	423	n.m.
Global Platforms		(819)	(3,293)	75
Strategic Partnerships		(1,259)	2,311	n.m.
Net deposits/(outflows)		(2,078)	(982)	(112)

Strategic KPIs

Annualized revenues gained/(lost) on net deposits - Global Platforms		1	(2)	n.m.

General Account		91,788	111,887	(18)
Affiliate		63,531	69,834	(9)
Third Party		83,306	96,932	(14)
Global Platforms		238,626	278,652	(14)
Strategic Partnerships		57,037	109,453	(48)
Assets under Management		295,663	388,105	(24)

Aegon Asset Management (Aegon AM) aims to increase the operating margin of its Global Platforms by improving efficiency and driving growth through third-party assets and through increasing the share of proprietary investment solutions in the affiliate business. Below is an overview of recent strategic developments and an update on business performance.

Strategic developments

On April 26, 2023, Aegon AM reached an agreement to buy NIBC Bank’s North Westerly European Collateralized Loan Obligation (CLO) management activities. The transaction will see Aegon AM acquire NIBC’s UK-based team and CLO platform consisting of three CLOs with assets under management of circa EUR 1.2 billion. The move allows Aegon AM to accelerate its ambitions, with the aim of becoming a leader in the European CLO market next to its successful and growing US CLO franchise. The transaction is expected to be closed in June 2023.

On April 27, 2023, Aegon AM entered into a strategic partnership with Lakemore Partners to drive the growth of its US CLO platform. Lakemore will provide equity for the issuance of multiple CLOs in the coming years and in return will gain preferred access to Aegon AM’s pipeline of new issue CLO transactions.

Business update

Net deposits

Third-party net outflows on the Global Platforms amounted to EUR 0.4 billion in the first quarter of 2023 as net deposits into the Dutch mortgage fund were more than offset by outflows in fiduciary management and in other asset classes. This was in part driven by customers reducing their positions due to adverse developments in the banking industry in March 2023.

Third-party net outflows in Strategic Partnerships amounted to EUR 1.3 billion in the first quarter of 2023, and largely occurred in the Chinese asset management joint venture Aegon-Industrial Fund Management Company (AIFMC). This was driven by weak investor sentiment in China and low demand for new funds launched during the quarter.

Net deposits from affiliates totaled EUR 0.5 billion in the first quarter of 2023 mostly in US fixed-income products, which is in line with the strategy to increase penetration of Aegon funds in this channel.

1Q 2023 Trading update - 7

The Hague – May 17, 2023

Net outflows from the general account were EUR 0.9 billion in the first quarter of 2023, compared with net outflows of EUR 2.7 billion in the prior year period.

Annualized revenues gained / (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 1 million for the quarter, as net deposits from affiliates and favorable mix effects on gross deposits and outflows in the general account business more than offset revenues lost as a result of third-party net outflows.

Assets under management

Assets under management decreased by EUR 92 billion compared with March 31, 2022, to EUR 296 billion on March 31, 2023. This was mainly driven by unfavorable market movements and a transfer of EUR 49 billion assets under management following the completion of the divestment of LBPAM’s 45% stake in Ostrum AM.

1Q 2023 Trading update - 8

The Hague – May 17, 2023

Business update International

International				unaudited

Business update

EUR millions	Notes	1Q 2023	1Q 2022%

Spain & Portugal		12	15	(19)
China		46	30	52
Brazil		23	19	23
TLB and others		5	-	n.m.
New life sales (recurring plus 1/10 single)		86	65	34

New premium production accident & health insurance		15	8	83
New premium production property & casualty insurance		18	25	(26)

In its growth markets – Spain & Portugal, China, and Brazil – Aegon is investing in profitable growth. Transamerica Life Bermuda (TLB) is classified as a Financial Asset, for which Aegon is maximizing its value through active in-force management, disciplined risk management, and capital management actions. Its closed block of universal life insurance liabilities is reinsured with Transamerica.

Below is an overview of recent strategic developments and an update on business performance.

Strategic developments

In the first quarter of 2023, Aegon agreed to sell the Japanese and Hong Kong operations of Aegon Insights, its direct-marketing business that has been in run-off since 2017. The transaction is in line with Aegon’s bias to exit from businesses that are sub-scale, or those that are active in small or niche markets. The sale of the Hong Kong operations was closed in the first quarter, and the sale of the Japanese operations is expected to close before the end of the third quarter of 2023. The transaction will not have a material financial impact on Aegon’s capital position nor its financial results.

Business update

New life sales

New life sales increased by 34% compared with the first quarter of 2022 to EUR 86 million.

•	New life sales in Spain & Portugal decreased by 19% to EUR 12 million due to the divestment of Aegon’s stake in the joint venture with Liberbank, and reduced demand for mortgage-linked life sales.
•	New life sales in China increased by 52% to EUR 46 million driven by the bancassurance channel following the relaxation of the country’s COVID-19 measures.
•	For Brazil, new life sales increased by EUR 4 million to EUR 23 million. The impacts from business growth and increased business ownership were partly offset by lower credit-linked life sales.
•	For TLB and others, new life sales remained muted at EUR 5 million, and mostly consisted of sales of indexed universal life products in Singapore.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 15 million, an increase of 83% compared with the first quarter of 2022, driven by business growth in Spain & Portugal.

New premium production for property & casualty insurance decreased by 26% to EUR 18 million driven by Spain & Portugal. There was less demand for lower margin funeral products, while higher interest rates led to lower demand for mortgages resulting in fewer household policies being sold.

1Q 2023 Trading update - 9

The Hague – May 17, 2023

Capital position

Aegon N.V.						unaudited

Main capital ratios
		2022	2022	2022	2022	2023
in millions	Notes	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31

United States (USD)
Available capital		8,628	8,099	7,727	7,984	8,183
Required capital		2,036	1,946	1,911	1,877	1,875
US RBC ratio		424%	416%	404%	425%	436%

Scottish Equitable plc (UK) (GBP)
Own funds		2,228	2,060	2,052	1,993	2,037
SCR		1,262	1,160	1,146	1,182	1,188
UK SE Solvency II ratio		177%	178%	179%	169%	171%

NL Life (EUR)
Own funds		5,214	5,264	4,970	4,627	4,576
SCR		2,800	2,637	2,399	2,205	2,398
NL Life Solvency II ratio		186%	200%	207%	210%	191%

Aegon N.V. (EUR)
Eligible own funds		19,067	18,830	18,534	16,332	16,766
Consolidated Group SCR		9,088	8,796	8,751	7,844	7,988
Group Solvency II ratio		210%	214%	212%	208%	210%

Aegon N.V.				unaudited

Capital generation

EUR millions	Notes	1Q 2023	1Q 2022%

Earnings on in-force		290	237	22
Release of required		162	149	9
New business strain		(225)	(175)	(29)
Operating capital generation ¹		227	211	8
One-time items ¹		61	784	(92)
Market impacts		(224)	(363)	38
Capital generation		63	633	(90)

1. Operating capital generation from Aegon the Netherlands is recorded as one-time item (EUR 161 and 107 million for 1Q 2023 and 1Q 2022, respectively).

Aegon N.V.				unaudited

Operating capital generation

EUR millions	Notes	1Q 2023	1Q 2022%

Americas		209	132	59
United Kingdom		32	65	(51)
Asset Management		17	38	(56)
International		35	44	(22)
Operating capital generation before Holding and other activities		292	278	5
Holding and other activities		(65)	(67)	4
Operating capital generation after Holding and other activities		227	211	8

1Q 2023 Trading update - 10

The Hague – May 17, 2023

Aegon N.V.					unaudited

Cash Capital at Holding

EUR millions	1Q 2022	2Q 2022	3Q 2022	4Q 2022	1Q 2023

Beginning of period	1,279	1,817	1,680	1,368	1,614

Americas	21	206	14	279	16
United Kingdom	-	58	-	59	-
Asset Management	-	47	8	-	47
International	30	55	-	75	12
The Netherlands ¹	50	60	70	-	-
Holding and other activities	-	-	-	-	-
Gross remittances	102	425	92	414	75

Funding and operating expenses	(26)	(107)	(24)	(96)	(27)
Free cash flow	76	318	67	318	47

Divestitures and acquisitions	553	88	11	146	(4)
Capital injections	(44)	(6)	(4)	(1)	(44)
Capital flows from / (to) shareholders	-	(100)	(373)	(240)	(109)
Net change in gross financial leverage	(9)	(408)	-	-	-
Other	(37)	(29)	(13)	23	(56)

End of period	1,817	1,680	1,368	1,614	1,449

1. From 4Q 2022 onwards the gross remittances from Aegon the Netherlands to group are not recognized in Cash capital at Holding.

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses in its core and growth markets that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Capital ratios

US RBC ratio

The estimated RBC ratio in the United States increased from 425% on December 31, 2022, to 436% on March 31, 2023, and remains above the operating level of 400%. There was a positive impact from market movements and one-time items, the latter mainly reflecting a tax benefit. Operating capital generation contributed favorably to the US RBC ratio, and more than offset dividends from the operating companies to the intermediate holding company.

UK Solvency II ratio

The estimated Solvency II ratio for Scottish Equitable Plc increased from 169% on December 31, 2022, to 171% on March 31, 2023, and remained above the operating level of 150%. The increase in the ratio reflected a positive contribution from operating capital generation and some smaller one-time items, which more than offset a negative impact from market movements.

NL Life Solvency II ratio

The estimated Solvency II ratio of NL Life decreased from 210% on December 31, 2022, to 191% on March 31, 2023, and remains above the operating level of 150%. The decrease reflects a negative impact from refinements of the internal model. Market movements also had a negative impact, mainly through lower real estate valuations and spread movements. Operating capital generation more than offset the EUR 75 million remittance to the intermediate holding company in the first quarter.

1Q 2023 Trading update - 11

The Hague – May 17, 2023

Group Solvency II ratio

Aegon’s Group Solvency II ratio increased from 208% to 210% during the first quarter of 2023, driven by operating capital generation after holding and funding expenses of EUR 227 million, as well as an increase of diversification benefits. Market movements had a total unfavorable impact of EUR 224 million, and notably included the impact of lower real estate valuations in the Netherlands. One-time items amounted to a gain of EUR 61 million. As previously announced, the results of Aegon’s Dutch business are reported as one-time items beginning in 2023.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 227 million after holding funding and operating expenses, compared with EUR 211 million in the first quarter of last year. Earnings on in-force amounted to EUR 290 million, an increase of 22% compared with the first quarter of 2022. This was driven by the United States, and reflects improved claims experience, reduced expenses, and growth of Strategic Assets. Release of required capital increased by 9% compared with the comparable quarter of 2022 to EUR 162 million, and reflects the repayment of a short-term loan in the United States in the first quarter of 2023. New business strain amounted to EUR 225 million, representing an increase of EUR 50 million compared with the first quarter last year. This mostly relates to the Americas, and is in line with the company’s aim of driving profitable growth in the US Strategic Assets. Holding funding and operating expenses amounted to EUR 65 million, which is a decrease of EUR 2 million.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding decreased from EUR 1,614 million to EUR 1,449 million during the first quarter of 2023. Free cash flow amounted to EUR 47 million, driven by remittances from Asset Management’s Strategic Partnership in China. Capital injections of EUR 44 million mostly related to Aegon’s business in India. Capital return to shareholders of EUR 109 million reflects the repurchase of shares related to the ongoing EUR 200 million share buyback program that was announced on February 9, 2023. Other items totaled EUR 60 million and were driven by the previously announced EUR 43 million share buyback in the context of variable compensation plans.

1Q 2023 Trading update - 12

The Hague – May 17, 2023

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 a.m. CET.

Supplements

Aegon’s 1Q 2023 Trading update Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CET, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin in the confirmation screen and additionally you will receive an email with the call details and again your personal pin to enter the conference call. To avoid any unforeseen connection issues, it’s recommended to make use of the ‘call me’ option.

Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me,’ there’s no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free)

Passcode: you will receive a personal pin upon registration.

Financial calendar 2023

Annual General Meeting – May 25, 2023

Capital Markets Day – June 22, 2023

First half 2023 results – August 17, 2023

Trading update third quarter 2023 – November 16, 2023

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

1Q 2023 Trading update - 13

The Hague – May 17, 2023

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

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Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

○	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
○	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
○	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
•	The impact from volatility in credit, equity, and interest rates;
○	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

○	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
○	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
○	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
○	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;
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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

○	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;
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Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

○	The frequency and severity of insured loss events;
○	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

○	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

○	Customer responsiveness to both new products and distribution channels;
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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;
○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
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Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

○	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

○	Changes in ESG standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations; and
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We may also rely on third-party information in certain of our disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information we use, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by us or third-parties. Moreover, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1Q 2023 Trading update - 14